SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco
Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, June 7, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

We wish to inform you that we intend to publish the following release in the press on June 10:

"Banco Bradesco S.A. (Bradesco) informs its stockholders, clients and the market that after concluding the due diligence investigation and after approval of the operation by the authorities in charge, that, on 6/7/2002, with its subsidiary Banco BCN S.A. (BCN), acting as intermediary, it signed, together with the controllers of Banco Cidade S.A. (Cidade), the documents formalizing the transfer of the controlling interest in Cidade to BCN.

The operation involved the acquisition of all of the capital of Banco Cidade S.A., for the sum of R$ 385.4 million, of which R$ 111.4 million will be subscribed by the sellers in a Subordinated Debt to be issued by the Bradesco Organization.

The acquisition includes the subsidiaries Bancocidade Administradora de Cartões, Negócios e Serviços Ltda., Bancocidade Corretora de Valores Mobiliários e de Câmbio Ltda., Bancocidade Distribuidora de Títulos e Valores Mobiliários Ltda., Bancocidade Leasing Arrendamento Mercantil S.A., Cidade Capital Markets Limited and investments on the companies Cidade Asset Management Ltda. and Cidade Seguros Administradora e Corretora S/C Ltda.

With this operation, Bradesco reaffirms its objectives: to strengthen its presence and activities in the market, improve economies of scale and the return on investment for its shareholders.

All of the services offered by Cidade to its clients will continue to be available as usual."

Sincerely yours,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: June 10, 2002

By: ______________________

Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
Investor Relations Director